Filed by Magellan Midstream Holdings, L.P. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Holdings, L.P.

Commission File No.: 001-32745

July 27, 2009

To our MGG Limited Partners:

YOUR ATTENTION TO, AND VOTE ON, THE PROPOSALS DESCRIBED BELOW AND IN THE ACCOMPANYING PROXY STATEMENT ARE VERY IMPORTANT. YOUR BROKER CANNOT VOTE FOR YOU ON THIS MATTER WITHOUT YOUR INSTRUCTION, AND FAILURE TO VOTE WILL BE COUNTED AS A VOTE AGAINST THE PROPOSALS.

During early March, we announced an agreement with Magellan Midstream Partners, L.P. (NYSE: MMP) to simplify our capital structure. The bottom-line result of the agreement, which requires your approval to become effective, is that MGG unitholders will exchange their MGG units for newly-issued MMP units. Going forward, there will be just one publicly traded Magellan entity, MMP, with a lower equity cost of capital, allowing us to be more competitive to acquire assets and grow our partnership.

MGG owns MMP’s general partner and related incentive distribution rights, with no other separate operating activities. Combined, these provide MGG approximately 50% of any increased distributions MMP pays to its investors. As part of the simplification, the incentive distribution rights will be eliminated. In exchange, MGG investors will receive 0.6325 MMP units for each MGG unit owned, which represented a 25% premium at the time of the agreement.

AS AN INVESTOR, PLEASE VOTE ON THIS IMPORTANT ISSUE BY SEPTEMBER 25, 2009. A committee of our independent directors, referred to as the “MGG Conflicts Committee” in the accompanying proxy, was assigned the responsibility by MGG’s Board of Directors to evaluate and recommend, as appropriate, the simplification to MGG’s unitholders. The MGG Conflicts Committee believes the simplification is in the best interest of MGG investors and recommends that you vote in favor of the simplification and related matters. Factors considered by the MGG Conflicts Committee can be found beginning on page 51 of the proxy.

Thank you for the confidence you have placed in us with your investment. We believe taking this step to simplify our capital structure while maintaining a strong balance sheet position will further facilitate our future growth.

Attached are a few selected questions and answers that may be useful to you in considering the proposal. A more extensive set of questions and answers can be found beginning on page v in the front portion of the accompanying proxy. Because this letter and selected questions and answers are not a full explanation of the simplification, I encourage you to carefully read the accompanying proxy in its entirety.

If you have any questions concerning the simplification, please call Paula Farrell, Director of Investor Relations, at (877) 934-6571 or plan to attend the related MGG unitholder meeting to be held at our offices in Tulsa, Oklahoma on September 25, 2009.

Sincerely,

Don R. Wellendorf

President and Chief Executive Officer

Magellan Midstream Holdings GP, LLC

General partner of Magellan Midstream Holdings, L.P.

Magellan Midstream Holdings, L.P. Selected Questions and Answers Concerning the Proposed Simplification

Q:	What am I being asked to vote on?

A:	MMP and MGG have agreed to simplify their capital structures by transforming MMP’s incentive distribution rights and approximate 2% general partner interest, both currently owned by MGG, into MMP common units and distributing those MMP units ultimately to MGG limited partners. These steps effectively result in MGG units being exchanged for MMP units, resulting in just one publicly traded limited partnership, MMP, going forward with a lower equity cost of capital, allowing us to be more competitive to acquire assets and grow our partnership. The simplification will be accomplished through a number of steps. You are being asked to vote on the approval of the agreements that provide for the steps of the simplification and on the steps themselves.

Q:	What will I receive as a result of the simplification?

A:	As an MGG unitholder, you will receive 0.6325 MMP common units for each MGG unit you own. No MGG unitholder will receive fractional units; instead, MGG unitholders will receive cash in lieu of any fractional units that would have resulted from the exchange.

Q:	What unitholder approvals are required to approve the simplification?

A:	For the simplification to occur, MMP and MGG unitholders representing a majority ownership of each partnership must vote in favor of all of the related proposals described in the accompanying proxy statement.

Q:	Will MGG continue to pay distributions on my MGG units pending completion of the simplification?

A:	MGG will continue to pay distributions as approved by the board of directors of its general partner. Management currently expects that MGG will continue paying distributions at the current quarterly rate through completion of the simplification.

Q:	What happens if I do not return a proxy card or otherwise vote?

A:	Failure to vote will be counted as a vote against the simplification and related matters. Your broker cannot vote on your behalf for this matter without your instruction.

Q:	If my units are held in “street name” by my broker, banker or nominee, will that person vote my units for me?

A:	No, your broker cannot vote on your behalf on this matter without specific instructions from you. Please be sure to submit your proxy by either mail, telephone or the internet based on the instructions provided to you by your broker.

Q:	What are the U.S. federal income tax consequences of the simplification?

A:	Generally, the simplification should not trigger a taxable event for MGG investors under current tax law.

Q:	What happens to MGG after the simplification?

A:	MGG will cease to exist and MGG common units will no longer be publicly traded.

(continued on back page)

Magellan Midstream Holdings, L.P. Selected Questions and Answers Concerning the Proposed Simplification	(continued)

Q:	What happens if the simplification is not approved?

A:	If the simplification is not approved, our current capital structure will continue in its existing form. Both MMP and MGG will continue to trade on the New York Stock Exchange, and MGG will continue to own the approximate 2% general partner interest and related incentive distribution rights in MMP.

Q:	What should I do if I receive more than one set of voting material for MGG?

A:	You may receive multiple sets of voting material if you have more than one brokerage account holding MGG units. Please be sure to submit your vote on all sets of voting material received on this mater to ensure that all units you own are represented.

Q:	When is the simplification expected to close?

A:	Assuming approval by MMP and MGG unitholders at their respective special meetings, we expect the simplification to close as soon as possible following those meetings.

Q:	Whom should I contact if I have questions?

A:	For questions about the simplification, please contact Paula Farrell, Director of Investor Relations, at (877) 934-6571. For questions about or to submit your vote, please contact Morrow & Co., our third-party proxy solicitor, at (800) 607-0088.

Q:	What do I need to do now?

A:	After carefully reading the accompanying proxy, please submit your vote on this important issue.

The accompanying proxy describes the proposed simplification and related matters in more detail. We urge you to carefully read the entire document before voting your MGG common units.

MMP and MGG have filed a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (“SEC”) in relation to the simplification. Investors and security holders are urged to read these documents carefully because they contain important information regarding MMP, MGG and the simplification. A definitive joint proxy statement/prospectus is being sent to unitholders of MMP and MGG seeking their approvals as contemplated by the simplification agreement. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about MMP and MGG at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (877) 934-6571 or by accessing www.magellanlp.com or www.mgglp.com.

MMP, MGG and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in the annual report and proxy statement for each partnership as filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.